Exhibit 99.1

Eco Wave Power Files its Annual Report on Form 20-F for the Year Ended December 31, 2023, and Announces Significant Progress in
Full Year 2023 Financial and Operational Results

The Company Announces 1,076% Revenues Increase, 36% Decrease in Net Loss, an Investment Agreement with a Major Energy Company for its Port of Los Angeles Project, and the Securing of Final License for the Construction of its First Commercial Project in Portugal

Stockholm, Sweden, March 29, 2024 – Eco Wave Power Global AB (publ) (“Eco Wave Power” or the “Company”) (Nasdaq: WAVE), a leading, publicly traded onshore wave energy technology company, today announced that it has filed its annual report on Form 20-F for the fiscal year ended December 31, 2023 (the “Annual Report”) with the U.S. Securities and Exchange Commission (the “SEC”).

The Annual Report, which contains Eco Wave Power’s audited consolidated financial statements, can be accessed on the SEC website at http://www.sec.gov as well as via the Company’s website in the section titled SEC Filings.

Management Commentary

●	The economic landscape in 2023 was marked by unpredictability and numerous challenges. At the year’s start, both consumers and economists braced for a possible recession. Despite these worries, Eco Wave Power demonstrated resilience by increasing its revenues by 1076% (not including funds from grants and other sources) and decreasing its net loss by 36% (compared to 2022), ending the year with $8.4 million in cash and deposits.

●	In 2023, Eco Wave Power won the Energy Catalyst Round 10 Innovate UK grant (as part of a consortium including Toshiba, Hitachi, University of Manchester, the University of Exeter, the Queen Mary University of London and others) to design a pilot microgrid project for remote islands. The total amount of the grant is GBP 1,499,644 (approximately $1.9 million), out of which Eco Wave Power’s share will be GBP 456,500 (approximately $580 thousand). Additional funds were received from other grants, such as the GREENinMED grant funded by the European Union, the ILIAD Consortium grant as part of the European Union’s Green Deal, and from the Energy Catalyst round 8 program of Innovate UK.

●	Although the Company’s cash burn rate substantially decreased, Eco Wave Power demonstrated significant and instrumental progress with all its key projects:

○	In Israel, we successfully connected the EWP-EDF One Project in the Port of Jaffa to the national electrical grid, marking the first time in the history of Israel that wave energy officially connected to the National Electrical Grid, through a Power Purchase Agreement. Since then, the project has been supplying electricity harnessed from the power of the waves to the Israeli national electric grid. An opening ceremony for the project will be held as soon as situation in Israel enables it.

○	At the Port of Los Angeles, in January 2024, we signed a strategic co-investment agreement with a major Energy Company (full name disclosed in the 20F report), for the implementation of our first U.S-based project while we are also moving forward with the licensing process. We have submitted our comprehensive project engineering plans to the port authorities and have formally requested the final required licenses from both the Port of Los Angeles and the U.S. Army Corps of Engineers. As soon as licenses are received, we expect a very short implementation time of around 6 months for our first U.S. project. In addition, in early October 2023, the Governor of California, Gavin Newsom, signed into law California Senate Bill 605 (“SB 605”), landmark legislation for wave energy in the United States. We believe that SB 605 underscores the potential of wave energy to offer both economic and environmental advantages, and it is anticipated to facilitate the progression of our project while also fostering the development of other prospective initiatives across the country.

○	In Portugal, we received the final approval necessary for the commencement of the construction works of our first commercial-size project in Porto (TURH license) from APDL Port Authority. As a result, we have issued a performance bond to APDL, meant to solidify our commitment for the construction of the first commercial wave energy project within a 2-year period. We believe this will be the first wave energy project in the world to show significant energy production from the power of the waves.

●	In 2023, Eco Wave Power also conducted several feasibility studies that enabled us and our clients to explore new markets for wave energy implementation. Among such studies, we have performed a U.S. feasibility study for Shell MRE, a feasibility study for installing our wave energy technology on offshore gas drilling platform for Chevron Corporation, a feasibility study ordered by Jesa Group for a commercial project in Morocco, and a feasibility study and detailed project planning performed for Rogan Associates for a commercial scale project in Greece.

●	In December 2023, Eco Wave Power submitted an official request to the Financial Supervisory Authority of Sweden (“SFSA”), to receive an authorization for the repurchase of American Depositary Shares corresponding to up to 10 percent of the total number of shares in the Company, which is the maximum amount permitted by the Swedish Law. The Company plans to proceed with the repurchase action as soon as such approval is granted.

CEO commentary:

The economic landscape in 2023 was marked by unpredictability and numerous challenges. At the year’s start, both consumers and economists braced for a possible recession. When faced with such challenges, we, at Eco Wave Power, understood that we must adapt and learn how to navigate through the turbulence, and have learned over the past year that adaptability is a cornerstone of success in business, especially in today’s rapidly changing economic landscape. Our adaptation process worked, and we were able to demonstrate our resilience by increasing our revenues by 1,076% (not including funds received from grants and other sources) and decreasing our net loss by 36% (compared to 2022) ending the year with $8.4 million USD in cash and deposits.

Although the Company’s burn rate of cash has decreased substantially, we were able to achieve significant milestones, such as the grid connection of our Israeli Project, an investment agreement with a major energy company for our first U.S. project at the Port of Los Angeles and the securing of the final license for our first commercial-scale project in Portugal, that is expected to be finalized within a period of two years. We have also reinforced our financial position by providing feasibility studies and project planning engineering services, in addition to applying for and securing multiple grants.

While Eco Wave Power had an eventful year, in the financial markets, clean energy stocks, including WAVE Stock, did not perform well, as we believe high interest rates and lagging efforts to combat climate change have impacted the sector.

According to CNN, Plug Power shares have slipped 63% this year, Enphase Energy shares have plunged 60%, SolarEdge Technologies shares have declined 71% and NextEra Energy shares have slid 29%, showing that even the largest and most resilient energy companies have taken a hit by the financial situation in 2023.

Even considering the above, we strongly believe that with the recovery in the economic landscape, and other positive initiatives, such as The Biden administration’s sweeping Inflation Reduction Act (which since its passage, announced more that 270 new clean energy projects, with 132 billion USD in private investments), there will be a significant opportunity for investors in the renewable energy market. We believe that renewable energy, and wave energy in particular, is a significant part of the world’s future, and offers a significant opportunity for decarbonization, combined with profitability.

In fact, Peter Krull, director of sustainable investments at Earth Equity Advisors, that manages a portfolio that focuses on stocks in industries from alternative energy to battery technology to green transportation sees the current rut in clean energy stocks as a buying opportunity for investors.

I would like to finish by saying that as the founder and CEO of Eco Wave Power, and one of the largest shareholders of WAVE stock, I am disappointed by the performance of the WAVE stock on the financial market (the company’s market cap is currently below its cash position). However, at the same time, I would like to say that since the incorporation of the company, none of the founders of the company have sold any shares as we believe strongly in the Company, and I am very pleased to share that we believe the Company is financially stable and resilient, and has enough funding, expertise, and support from strategic partners to procced with the execution of its upcoming projects in the Port of Los Angeles, in Portugal and in other places.

I believe in Eco Wave Power’s team, in Eco Wave Power’s technology, and in the global ambition to fight climate change. As a result, we are looking forward to receiving the Financial Supervisory Authority of Sweden’s approval to purchase back up to 10% of the company’s stock on Nasdaq, to reinstate our belief in our company and our technology.

I am looking forward to an amazing 2024, filled with performance and operational progress!

2023 Financial Overview

●	Revenues for the year ended December 31, 2023, increased by $280,000, or 1,076%, to $306,000 compared to $26,000 in 2022, with 2023 revenue related to feasibility study services provided in connection with feasibility studies in the United States, Israel and Morocco.

●	Operating expenses were $2.7 million, down by 25% from 2022.

●	Research and development (“R&D”) expenses decreased by $379 thousand, or 42%, to $519,000 compared to $898,000 in 2022. Although our R&D expenses have significantly decreased during 2023, we expect our R&D expenses to materially increase due to the finalization of the EWP-EDF One project, the planned implementation of our first U.S. project in the Port of Los Angeles, and the implementation of our first commercial scale project in Portugal.

●	Sales and marketing expenses decreased by $86 thousand, or 18%, to $375,000 compared to $461,000 in 2022. This decrease was primarily attributable to a $53 thousand decrease in sales and marketing activities and a reduction in payroll expenses.

●	General and administrative expenses decreased by $495 thousand, or 22%, to $1,764,000 compared to $2,259,000 in 2022. This decrease was mainly attributable to a $206 thousand decrease in the Director and Officer insurance premium, a $54 thousand decrease in legal expenses, a $84 thousand decrease in investor relations consultants costs and a $97 thousand decrease in other services.

●	Other income of $17,000 was generated mainly from management fees in a joint venture.

●	Share of net loss of the EWP EDF One Project accounted for using the equity method was $19,000.

●	Operating loss decreased by $1.2 million, or 33%, to $2.4 million compared to $3.6 million in 2022.

●	Net financial income was $547,000, compared to $706,000 in 2022.

●	Net loss decreased by $1.04 million, or 36%, to $1,866,000, or $0.04 per basic and diluted share, compared to a net loss of $2,901,000, or $0.07 per basic and diluted share in 2022.

●	The Company ended the period with $8.4 million - $4.3 million in cash and cash equivalents and $4.1 million in short term bank deposits, compared to $5.3 million and $5 million, respectively, as of December 31, 2022.

Conference Call and Webcast Information

The Chief Executive Officer of Eco Wave Power, Inna Braverman, will host a conference call to discuss the financial results and outlook on Tuesday, April 2, 2024, at 9:00 a.m. Eastern time.

●	The dial-in numbers for the conference call are 888-506-0062 (toll-free) or 973-528-0011 (international). If requested, please provide participant access code: 230160

●	The event will be webcast live, available at: https://www.webcaster4.com/Webcast/Page/2922/50269

A replay will be available by telephone approximately four hours after the call’s completion until Tuesday, April 16, 2023. You may access the replay by dialing 877-481-4010 from the U.S. or 919-882-2331 for international callers, using the Replay ID 50269. The archived webcast will also be available on the investor relations section of the Company’s website.

About Eco Wave Power Global AB (publ)

Eco Wave Power is a leading onshore wave energy technology company that developed a patented, smart and cost-efficient technology for turning ocean and sea waves into green electricity. Eco Wave Power’s mission is to assist in the fight against climate change by enabling commercial power production from the ocean and sea waves.

The Company completed construction of its grid connected project in Israel, with co-investment from the Israeli Energy Ministry, which recognized the Eco Wave Power technology as “Pioneering Technology.” The EWP-EDF One station project marks the first grid-connected wave energy system in Israeli history.

Eco Wave Power will soon commence the installation of its newest pilot in AltaSea’s premises in the Port of Los Angeles and its first MW scale wave energy power station in Portugal, Europe.

The Company also holds concession agreements for commercial installations in Europe and has a total projects pipeline of 404.7 MW.

Eco Wave Power received funding from the European Union Regional Development Fund, Innovate UK and the European Commission’s Horizon 2020 framework program. The Company has also received the “Global Climate Action Award” from the United Nations.

Eco Wave Power’s American Depositary Shares (WAVE) are traded on the Nasdaq Capital Market.

Read more about Eco Wave Power at www.ecowavepower.com

Information on, or accessible through, the websites mentioned above does not form part of this press release.

For more information, please contact:

Inna Braverman, CEO

Inna@ecowavepower.com

+97235094017

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements in this press release when it discusses the prospective use of the Innovate UK grant, that the Company expects to implement its U.S-based project in approximately six months, that SB 605 is expected to assist the progress of its projects and advance other potential projects in the U.S, the next steps in the Portugal project and the expected timing thereof, the potential project in Morocco, the Company’s plan to proceed with a share repurchase after it receives SFSA approval, the Company’s expectation that there will be positive growth in the renewable energy market and that renewable energy is a significant part of the future, and that the Company has enough funding and expertise to proceed with its upcoming projects. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will”, or variations of such words, and similar references to future periods. These forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors, uncertainties and changes in circumstances that are difficult to predict and may be outside of Eco Wave Power’s control that could cause actual results to differ materially from those described in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023 filed with the SEC on March 28, 2024, which is available on the on the SEC’s website, www.sec.gov, and other documents filed or furnished to the SEC. Any forward-looking statement made in this press release speaks only as of the date hereof. References and links to websites have been provided as a convenience and the information contained on such websites is not incorporated by reference into this press release.

Eco Wave Power Global AB (publ)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31
	Note	2023	2022
		in USD thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents		4,281	5,295
Short term bank deposits	5	4,102	5,000
Restricted short term bank deposits	6	63	63
Trade receivables		202	-
Other receivables and prepaid expenses	15a	108	161
TOTAL CURRENT ASSETS		8,756	10,519

NON-CURRENT ASSETS:
Property and equipment, net	7	636	722
Right-of-use assets, net	8	90	166
Investments in a joint venture accounted for using the equity method	9	527	510
TOTAL NON-CURRENT ASSETS		1,253	1,398
TOTAL ASSETS		10,009	11,917

Liabilities and equity
CURRENT LIABILITIES:
Loans from related party	10	974	941
Current maturities of other long-term loan	11	62	32
Accounts payable and accruals:
Trade	15b	50	75
Other	15b	957	733
Current maturities of lease liabilities	8	87	78
TOTAL CURRENT LIABILITIES		2,130	1,859

NON-CURRENT LIABILITIES:
Other long-term loan	11	78	96
Lease liabilities, net of current maturities	8	-	88
TOTAL NON-CURRENT LIABILITIES		78	184

COMMITMENTS	16

TOTAL LIABILITIES		2,208	2,043

EQUITY:	12
Common shares		98	98
Share premium		23,121	23,121
Foreign currency translation reserve		(2,275)	(2,061)
Accumulated deficit		(12,994)	(11,284)
Capital and reserves attributable to parent company shareholders		7,950	9,874
Non-controlling interest		(149)	-
TOTAL EQUITY		7,801	9,874
TOTAL LIABILITIES AND EQUITY		10,009	11,917

Eco Wave Power Global AB (publ)

CONSOLIDATED STATEMENTS OF LOSS

		Year ended December 31
	Note	2023	2022	2021
		in USD thousands
REVENUES	15d	306	26	31
COST OF REVENUES		(59)	(22)	(27)
GROSS PROFIT		247	4	4
OPERATING EXPENSES
Research and development expenses	15e	(519)	(898)	(670)
Sales and marketing expenses	15f	(375)	(461)	(485)
General and administrative expenses	15g	(1,764)	(2,259)	(1,909)
Other income		17	28
Share of net loss of a joint venture accounted for using the equity method		(19)	(21)	(10)
TOTAL OPERATING EXPENSES		(2,660)	(3,611)	(3,074)

OPERATING LOSS		(2,413)	(3,607)	(3,070)

Financial expenses	15h	(55)	(59)	(69)
Financial income	15h	602	765	792
FINANCIAL INCOME (EXPENSES) - NET		547	706	723

NET LOSS		(1,866)	(2,901)	(2,347)

ATTRIBUTABLE TO:
The parent company shareholders		(1,710)	(2,901)	(2,347)
Non-controlling interests		(156)	-	-
		(1,866)	(2,901)	(2,347)

		in USD
LOSS PER COMMON SHARE – BASIC AND DILUTED	(0.04)	(0.07)	(0.06)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES USED IN CALCULATION OF LOSS PER COMMON SHARE	44,394,844	44,394,844	39,832,861